1933 Act File No.: 333-215634
 1940 Act File No.: 811-23095

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 3 to
Form S-6
for Registration under the Securities Act of 1933
of Securities of Unit Investment
 Trusts Registered on Form N-8B-2

A.	Exact name of trust: Alaia Market Linked Trust

B.	Name of depositor: Beech Hill Securities, Inc.

C.	Complete address of depositor’s principal executive offices:

Beech Hill Securities, Inc.
880 Third Avenue, 16th Floor
New York, New York  10022

D.	Name and complete address of agent for service:

With a copy to:

Oscar Loynaz Paul Koo	Anna T. Pinedo Bradley Berman
Alaia Capital, LLC 10 Corbin Drive Darien, Connecticut 06820	Morrison & Foerster LLP 250 West 55th Street New York, New York 10019

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☒	on April 7, 2017 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485.

If appropriate, check the following box:
☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated April 7, 2017
Subject to Completion

Strategas Policy Basket Portfolio

Alaia Market Linked Trust, Series 4-1

(A unit investment trust that is a series of the Alaia Market Linked Trust)

The Alaia Market-Linked Trust, Series 4-1 invests in a portfolio of stocks of companies in the S&P 500® Index identified as having the highest lobbying intensity using a proprietary methodology developed and owned by Strategas Research Partners.

You should read this prospectus and retain it for future reference.

Prospectus

April 7, 2017

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

OVERVIEW	3

INVESTMENT OBJECTIVE	3

TERM	3

PRINCIPAL INVESTMENT STRATEGY	3

SELECTION OF PORTFOLIO SECURITIES	3

PRINCIPAL RISKS	3

SUMMARY INFORMATION	6

PORTFOLIO DIVERSIFICATION	7

FEES AND EXPENSES TABLE	8

HOW TO BUY UNITS	11

HOW TO SELL YOUR UNITS	12

DISTRIBUTIONS	13

TRUST ADMINISTRATION	14

DISTRIBUTION OF UNITS	16

TAXES	17

EXPENSES	20

LEGAL MATTERS	20

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	20

ADDITIONAL INFORMATION	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	22

ii

Overview

Alaia Market Linked Trust (the “Alaia trust”) is a unit investment trust organized as a Delaware statutory trust. Beech Hill Securities, Inc. (the “sponsor”) serves as the sponsor of the Alaia trust, including the Strategas Policy Basket Portfolio (the “Trust”).  The Trust invests in a portfolio of stocks of companies in the S&P 500® Index that were identified as having the highest lobbying intensity using a proprietary methodology that was developed and owned by Strategas Research Partners (“Strategas”).  Alaia Capital, LLC (the “portfolio consultant”) identified Strategas and its proprietary methodology as the reference asset for the Trust.

Investment Objective

The Trust seeks to provide capital appreciation.

You should consider your investment goals, time horizons and risk tolerance before investing in the Trust. An investment in the Trust is not appropriate for all investors and is not intended to be a complete investment program. The Trust is designed to be a part of a long-term investment strategy and not as a trading vehicle.

There is no assurance that the Trust will achieve its investment objective.

Term

The Trust is scheduled to terminate in approximately 15 months from the inception date (the “Inception Date”).

Principal Investment Strategy

The Trust seeks to achieve its objective by investing in a portfolio of stocks of companies in the S&P 500® Index identified by using a proprietary methodology developed and owned by Strategas, which was chosen by Alaia Capital, LLC (the “portfolio consultant”).  The Strategas proprietary methodology uses a quantitative approach in order to identify companies in the S&P 500® Index with the highest lobbying intensity.  The Trust’s portfolio is concentrated in securities in the industrials sector, which represent approximately 30% of the portfolio.

Selection Of Portfolio Securities

The portfolio consultant identified and chose Strategas and its proprietary methodology.  The methodology identifies companies in the S&P 500® Index with the highest lobbying intensity based on (1) the aggregate amount of dollars spent on lobbying activities by that company (determined by reference to publicly available information) relative to (2) the size of the company measured by reference to several factors, such as market capitalization, assets, liquidity and earnings.  Companies often use lobbying to position themselves before a shift in public policy or to fend off challenges to their business models, both of which can impact the earnings of these companies. The 50 stocks with the highest lobbying intensity score as of the Inception Date were identified by using the Strategas methodology and the portfolio consultant has selected these as the portfolio of stocks to be included in the Trust.

Principal Risks

As with all investments, you can lose money by investing in the units of the Trust.  Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for several reasons, including the following:

•
Neither the sponsor nor the portfolio consultant actively manages the portfolio. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

•
Security prices will fluctuate. The value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuers or perceptions of the issuers, or economic conditions in general or specific to the issuers.

•
Each security held by the Trust is subject to various business and market risks. Each issuer of a security held by the Trust is subject to various business and market risks that may adversely affect the security’s value. The prices of the underlying securities may be volatile and cannot be predicted. In addition, such securities, and therefore the units of the Trust, are subject to market risk, and to economic, financial, political, regulatory, legal and other events that affect the markets. You should consider those risks, along with the risks described in this prospectus, when considering whether to invest in the units.

•
Equity security risk. Equity securities may decline significantly in price over short or extended periods of time.  Such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry or sector of the market.

•
The Strategas methodology may not accurately measure lobbying intensity. None of the factors incorporated in the Strategas methodology is necessarily an indicator of earnings potential or positive performance of any of the securities held by the Trust.  There is no guarantee that any of the securities held by the Trust will maintain a high lobbying intensity throughout the term.

•
Concentration risk.  The securities held by the Trust are concentrated in the industrials sector. Stock prices for the types of companies included in this sector are affected by supply and demand both for their specific product or service and for industrial sector products in general. Government regulation, world events and economic conditions, technological developments and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these companies. Transportation stocks, a component of the industrial sector, are cyclical and have occasional sharp price movements which may result from changes in the economy, fuel prices, labor agreements and insurance costs.  Because the portfolio is concentrated in the industrial sector, any economic or other conditions affecting this sector could adversely affect the units. In addition, a unit linked to a concentrated underlier may not perform as well as a unit linked to an underlier that is more diversified.

•
Mid-cap company risk. The Trust may hold stocks of mid-cap companies.  Stocks of mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

•
The securities held by the Trust include stocks, and the income stream produced by dividend payments, if any, is unpredictable.  The sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

•
The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

•
Legislation/litigation risk.From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. Neither the sponsor nor the portfolio consultant nor the Strategas methodology can predict the impact that any pending or proposed legislation or pending, threatened or potential litigation will have on the value of such securities.

•
Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

•	Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust.

•
Beneficial tax treatment may change. Some potential tax benefits of the Trust, such as foreign tax credits and qualified dividend status, associated with distributions from the securities held by the Trust are subject to frequent legislative and regulatory changes. A change in the treatment of distributions from securities held by the Trust may affect the after-tax return on the investment.

•
Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

•
Dilution risk. As the sponsor sells units, the size of the Trust will increase. The sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the sponsor creates units and the time the Trust buys the securities. The sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

•
The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

Summary Information

Unit price at inception:	$1,023.02

Inception date:	April 7, 2017

Series Mandatory Dissolution Date:	July 9, 2018

Quarterly Distribution dates:	25th day of December, March, June and September

Quarterly Record dates:	10th day of December, March, June and September

Initial distribution date:	June 26, 2017

Initial record date:	June 12, 2017

CUSIP Number

Standard Accounts:	01073C103

Fee Based Accounts:	01073C111

Minimum investment:	10 units

Portfolio Diversification

Market Capitalization	Approximate Portfolio Percentage

Large-Capitalization	94.00%
Mid-Capitalization	6.00%

Sector	Approximate Portfolio Percentage

Industrials	29.94%
Information Technology	15.96%
Consumer Discretionary	13.96%
Health Care	14.05%
Materials	12.03%
Consumer Staples	6.02%
Financials	4.03%
Energy	2.01%
Utilities	2.00%
REITs	0.00%
Telecommunication Services	0.00%

Country of Incorporation	Portfolio Percentage

United States	96.00%
Ireland	4.00%

Fees and expenses Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $1,023.02 public offering price. Actual expenses may vary.

Sales Fee	As a % of Public Offering Price	Amount per Unit
Initial sales fee	2.25%	$23.02
Creation and development fee	0.50%	$5.12
Maximum sales fee	2.75%	$28.13

Organization costs	0.52%	$5.32

Annual Operating Expenses	As a % of Net Assets	Amount per Unit
Trustee fee	0.105%	$1.05
Supervisory, evaluation and administration fees	0.080%	$0.80
Other	0.035%	$0.35
Total	0.220%	$2.20

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the creation and development fee.

The creation and development fee is fixed at $5.12 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately 3 months from the Inception Date.

The sponsor receives the creation and development fee for creating and developing the Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions.

The organization cost is fixed at $5.32 per unit and is paid by the Trust at the close of the initial offering period, which is expected to be approximately 3 months from the Inception Date. Organization costs include a one-time licensing fee.

Operating expenses do not include brokerage costs and other transactional fees, or other custody charges. The Trust is responsible for these and other annual operating expenses.

The trustee fee is a minimum of $10,000 per annum.

Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a new Trust with the same Sales Fees. The example also assumes a 5% return on your investment each year and that your Trust’s, and each new Trust’s, annual operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

1 Year	3 Years	5 Years	10 Years

$348	$1,075	$1,478	$3,127

Strategas Policy Basket Portfolio

Alaia Market Linked Trust, Series 4-1

TRUST PORTFOLIO

As of April 7, 2017

Number of Shares	Ticker	Issuer	Percentage of Investments	Market Value per Share (1)	Cost of Securities to Trust (2)

	Consumer Discretionary (13.96%)
3	AMZN	Amazon.com, Inc. (3)	1.82%	$898.28	$2,694
43	CBS	CBS Corporation Class B	2.00%	$68.88	$2,962
85	GT	Goodyear Tire & Rubber Company	2.03%	$35.21	$2,993
127	HRB	H&R Block, Inc.	2.03%	$23.58	$2,995
71	TRIP	TripAdvisor, Inc. (3)	2.03%	$42.30	$3,003
66	VIAB	Viacom Inc. Class B	2.04%	$45.58	$3,008
46	YUM	Yum! Brands, Inc.	2.01%	$64.55	$2,969
	Consumer Staples (6.02%)
42	MO	Altria Group, Inc.	2.03%	$71.42	$3,000
65	BF.B	Brown-Forman Corporation Class B	2.01%	$45.66	$2,968
26	PM	Philip Morris International Inc.	1.98%	$112.59	$2,927
	Energy (2.01%)
47	OXY	Occidental Petroleum Corporation	2.01%	$63.28	$2,974
	Financials (4.03%)
37	CBOE	CBOE Holdings, Inc.	2.01%	$80.32	$2,972
23	SPGI	S&P Global, Inc.	2.02%	$129.96	$2,989
	Health Care (14.05%)
18	AMGN	Amgen Inc.	1.98%	$162.25	$2,921
44	DVA	DaVita Inc. (3)	2.02%	$67.76	$2,981
32	EW	Edwards Lifesciences Corporation (3)	2.02%	$93.40	$2,989
35	LLY	Eli Lilly and Company	2.02%	$85.36	$2,988
67	MNK	Mallinckrodt plc (3) (4)	2.02%	$44.57	$2,986
32	VAR	Varian Medical Systems, Inc. (3)	1.98%	$91.35	$2,923
26	VRTX	Vertex Pharmaceuticals Incorporated (3)	2.01%	$114.26	$2,971
	Industrials (29.94%)
33	ALK	Alaska Air Group, Inc.	2.00%	$89.43	$2,951
72	AAL	American Airlines Group, Inc.	2.03%	$41.72	$3,004
16	BA	Boeing Company	1.92%	$177.37	$2,838
20	CMI	Cummins Inc.	2.03%	$149.98	$3,000
28	DNB	Dun & Bradstreet Corporation	2.02%	$106.85	$2,992
22	EFX	Equifax Inc.	2.03%	$136.07	$2,994
15	FDX	FedEx Corporation	1.99%	$195.99	$2,940
57	FLR	Fluor Corporation	2.02%	$52.32	$2,982
16	GD	General Dynamics Corporation	2.02%	$186.30	$2,981
18	LLL	L3 Technologies, Inc.	1.99%	$162.90	$2,932
11	LMT	Lockheed Martin Corporation	1.99%	$267.11	$2,938
12	NOC	Northrop Grumman Corporation	1.92%	$236.67	$2,840
19	RTN	Raytheon Company	1.94%	$150.75	$2,864
63	TXT	Textron Inc.	2.02%	$47.42	$2,987
28	UPS	United Parcel Service, Inc. Class B	2.02%	$106.67	$2,987

Strategas Policy Basket Portfolio

Alaia Market Linked Trust, Series 4-1

TRUST PORTFOLIO

As of April 7, 2017
(continued)

Number of Shares	Ticker	Issuer	Percentage of Investments	Market Value per Share (1)	Cost of Securities to Trust (2)

	Information Technology (15.96%)
25	ACN	Accenture Plc Class A (4)	1.98%	$116.81	$2,920
21	FB	Facebook, Inc. Class A (3)	2.01%	$141.17	$2,965
27	HRS	Harris Corporation	2.00%	$109.49	$2,956
25	INTU	Intuit Inc.	1.99%	$117.81	$2,945
26	MA	Mastercard Incorporated Class A	1.98%	$112.43	$2,923
35	MSI	Motorola Solutions, Inc.	1.99%	$84.20	$2,947
56	TSS	Total System Services, Inc.	2.00%	$52.86	$2,960
34	VRSN	VeriSign, Inc. (3)	2.01%	$87.26	$2,967
	Materials (12.03%)
47	DOW	Dow Chemical Company	2.02%	$63.61	$2,990
37	DD	E. I. du Pont de Nemours and Company	2.02%	$80.64	$2,984
37	EMN	Eastman Chemical Company	2.01%	$80.21	$2,968
41	FMC	FMC Corporation	2.03%	$73.00	$2,993
25	MON	Monsanto Company	1.96%	$116.00	$2,900
49	NUE	Nucor Corporation	1.99%	$60.11	$2,945
	Utilities (2.00%)
59	SO	Southern Company	2.00%	$50.13	$2,958

			100.00%		$147,764

1.
The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

2.
The securities are represented entirely by a contract to purchase securities, which was entered into by the sponsor on April 7, 2017. The contract for securities is expected to be settled by the initial settlement date for the purchase of units. The cost of the securities to the sponsor and the sponsor’s profit (or loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the Trust) are $147,764 and $0, respectively.

3.	This represents a non-income producing security.
4.	This security is issued by a foreign company. Equity securities are broken down by country of incorporation as set forth below:
Ireland	4.00%
United States	96.00%

“Strategas Policy Basket” is a service mark of Strategas Securities, LLC and has been licensed for use by Alaia Capital, LLC.  The units are not sponsored by Strategas Securities, LLC.

How To Buy Units

You can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. The public offering price of units includes:

•	the net asset value per unit, plus

•	cash to pay organization costs, plus

•	the initial sales fee, plus

•	accrued interest, if any.

The “net asset value per unit” is the value of the securities, cash and other assets in the Trust reduced by the liabilities of the Trust divided by the total units outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received at a designated time prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).  Units of the Trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the Trust.

If we receive your order on or prior to such designated time or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after such time, if authorized financial professionals that have executed selling agreements with the sponsor receive your order after that time or if orders are received by such persons and are not transmitted to us in a timely manner, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit purchase orders.

Value of the Securities: Alaia Capital, LLC (the “evaluator”) determined the initial prices of the securities shown under “Portfolio” in this prospectus on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price at the close of regular trading on the New York Stock Exchange on the day the registration statement filed with the Commission becomes effective. The Trust, through the evaluator, determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open.

Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount to pay the costs of creating the Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee, initial fees and expenses paid to the portfolio consultant, if any, and, if applicable, any license provider, and the initial audit.

Sales Fee.  You pay a fee in connection with purchasing units. We refer to this fee as the “maximum sales fee.”  You pay the maximum sales fee at the time you buy units. The maximum sales fee equals 2.75% of the initial public offering price per unit.

The creation and development fee is a fixed dollar amount per unit and the Trust must charge this amount per unit regardless of any decrease in net asset value. If you buy units at prices of less than the initial public offering price per unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the price per unit.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the Trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the Trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units of the Trust in these Fee Accounts that are not subject to the initial sales fee but will be subject to the creation and development fee that is retained by the sponsor and the organization costs.

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Trust.

Minimum Purchase. The minimum amount you can purchase of the Trust appears under “Summary Information,” but such amounts may vary depending on your selling firm.

Retirement Accounts. The Trust may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

Employees. We waive the initial sales fee for purchases made by officers, directors and employees of the sponsor, the portfolio consultant, evaluator and its affiliates and their family members (spouses, children and parents), or by registered representatives of selling firms for the units and their family members (spouses, children or parents). These purchases are not subject to the initial sales fee but will be subject to the creation and development fee and the organization costs. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

How To Sell Your Units

You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the trustee of the Trust. Unit prices are available through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any creation and development fee if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any creation and development fee if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any creation and development fee if you redeem units during the initial offering period. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to a designated time before the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after such designated time, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Commission permits.

Distributions

Distributions. The Trust generally pays distributions of its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under the “Summary Information” section of this prospectus. In some cases, the Trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The Trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

Dividends received by the Trust are credited by the trustee to the Trust’s “income account.” Other receipts are credited to the “capital account.” After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, income received will be distributed on each distribution date to unitholders of record as of the preceding record date, provided that all distributions will be net of fees and expenses. Consequently, if fees and expenses are higher that the funds received in the income account, no distributions will be made. Funds in the capital account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $1.00 per unit.

Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase. The actual net annual distributions you will receive will vary with changes in the Trust’s fees and expenses, in income payments received and with the sale of securities.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the trustee will also provide an annual report on the Trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

Trust Administration

The Alaia Trust. Alaia Market Linked Trust (the “Alaia trust”) is a Delaware statutory trust organized in series and a unit investment trust registered under the Investment Company Act of 1940. We formed the Alaia trust under a master trust agreement (the “master trust agreement”) by and among Beech Hill Securities, Inc. (as depositor/sponsor), Alaia Capital, LLC (as portfolio consultant, evaluator and supervisor) and The Bank of New York Mellon (as trustee). For each separate trust series created under the master trust agreement by means of a series trust agreement (a “series trust agreement”), Beech Hill Securities, Inc. will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant, evaluator and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series.  Each series trust agreement incorporates the standard terms and conditions of trust for the market linked trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor.  Any reference below in this prospectus to the “trust agreement” means the master trust agreement and the applicable series trust agreement, as the context requires.

To create the Trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of the Trust to us. Each unit represents an undivided interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust terminates.

Changing Your Portfolio. The Trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. The Trust will generally buy and sell securities:

•	to pay expenses in the event there is no cash to pay such expenses,

•	to issue additional units or redeem units,

•	in limited circumstances to protect the Trust,

•	to make required distributions or avoid imposition of taxes on the Trust, or

•	as permitted by the trust agreement.

When the Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the Trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Trust on the Trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company. When the Trust buys securities, it may pay brokerage or other acquisition fees.

We will increase the size of the Trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time the Trust buys the securities. When the Trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to various brokers including those that sell units or are affiliated with us, the portfolio consultant, the Trust or the trustee.

Amending the Trust Agreement. The sponsor, portfolio consultant, evaluator and supervisor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest. We cannot change the trust agreement to reduce your interest in the Trust without your consent. Investors owning two-thirds of the units in the Trust may vote to change the trust agreement.

Dissolution of The Trust. The Trust will dissolve on the dissolution date set forth under “Summary Information” for the Trust. The trustee may dissolve the Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of the Trust may create an undue burden on your investment. Investors owning two-thirds of the units in the Trust may also vote to dissolve the Trust early. The trustee will dissolve the Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, we will refund any sales fee that you paid.

The trustee will notify you of any dissolution and sell any remaining securities. Beginning nine business days prior to, but no later than, the Series Mandatory Dissolution Date, the trustee may begin to liquidate all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the Trust. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your dissolution distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of the Trust is Beech Hill Securities, Inc. The sponsor is the principal underwriter of the Trust. Beech Hill Securities, Inc. is a broker-dealer registered under the Securities Exchange Act of 1934. Beech Hill Securities, Inc. is a corporation organized under the laws of the State of New York. The principal office of Beech Hill Securities, Inc. is 880 Third Avenue, 16th Floor, New York, New York 10022. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the portfolio consultant may replace it, continue to operate the Trust without a sponsor, or dissolve the Trust.

Beech Hill Securities, Inc. and the Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee. The Bank of New York Mellon is the trustee of the Trust with unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

Portfolio Consultant. Alaia Capital, LLC is the portfolio consultant of your Trust with its principal offices located at 10 Corbin Drive, Darien, Connecticut  06820. For its service as portfolio consultant, the Trust will pay Alaia Capital, LLC a fee. While the sponsor is responsible for supervising the Trust’s portfolio, neither the sponsor nor the portfolio consultant manage the Trust.

Alaia Capital, LLC is not an affiliate of the sponsor. Certain employees of Alaia Capital, LLC are registered broker-dealer representatives of Beech Hill Securities, Inc. The portfolio consultant may use the list of securities included in the Trust’s portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in the Trust. This may have an adverse effect on the prices of the securities included in the Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust dissolution. The portfolio consultant may act in connection with the purchase and sale of securities, including the securities included in the Trust. The portfolio consultant may receive compensation based on commissions generated by research and/or sales of units. The portfolio consultant may employ agents, advisors or other third parties in the performance of its duties.

You should note that the selection criteria were applied to the securities for inclusion in the Trust prior to the Trust’s inception date. After this time, the securities included in the Trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from the Trust.

Distribution Of Units

We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is 2.25% at the time of the transaction. No distribution fee is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of the Trust and our other products, or provide services aiding the sale of units of the Trust. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by an agent or an intermediary, the level or expected level of sales of our products by an intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, origination, promotional or related expenses, including, but not limited to, expenses of entertaining customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar or other activities designed to promote or aid the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including the Trust, over other products. These arrangements will not change the price you pay for your units.

We may register units for sale in various states in the United States. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the Trust is shown in the “Notes to Portfolio” for the Trust.

We reserve the right to reject, in whole or in part, any order for the purchase of units.

The sponsor and the portfolio consultant, jointly and severally, reserve the right to change the amount of concessions, additional concessions or agency commissions from time to time. We may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a certain dollar amount of units. Also, we in our discretion may from time to time pursuant to objective criteria established by us pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units. Such payments are made by us out of our own assets, and not out of the assets of the Trust. These programs will not change the price unitholders pay for their units or the amount that the Trust will receive from the units sold.

Certain commercial banks may be making units available to their customers on an agency basis. A portion or all of the initial sales charge paid by these customers is kept by or given to these banks.

Taxes

 This section summarizes the material U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are treated as a partnership or S corporation for U.S. federal income tax purposes, you hold the units as other than a capital asset, you are a broker/dealer or securities trader electing mark-to-market treatment, you are a bank, thrift or other financial institution, a former citizen or resident of the United States, a tax-exempt entity, an investor whose functional currency is not the U.S. dollar, an investor who holds Trust units in a tax-deferred or tax-advantaged account, an investor subject to the alternative minimum tax, a “controlled foreign corporation” or “passive foreign investment company” for U.S. federal income tax purposes, or are otherwise subject to special tax rules. In addition, this section, other than the discussions under “—Backup Withholding,” “—Foreign Unitholders,” and “—FATCA,” does not describe your situation if you are not a “United States person” as defined in the Code. This section also does not describe any state, local or foreign tax consequences.

This discussion is only a general summary of certain U.S. federal income tax consequences of investing in the Trust based on current law. The discussion does not address in detail special tax rules applicable to certain classes of investors. Such unitholders may be subject to U.S. tax  rules that differ significantly from those summarized below. Also, the Internal Revenue Service could disagree with any conclusions set forth in this section. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of the Trust’s units, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation of the Trust.  The Trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. A RIC generally is not subject to U.S. federal income tax on income and gains distributed in a timely manner to its unitholders. To qualify for treatment as a RIC, the Trust generally must, among other things, meet certain requirements relating to its income and assets each year.

If, in any taxable year, the Trust were to fail to meet these requirements, the Trust could in some cases cure such failure, including by paying a Trust-level tax, making additional distributions, or disposing of certain assets. If the Trust were ineligible to or did not cure such a failure for any taxable year, or otherwise failed to qualify as a RIC, the Trust would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including distributions of net tax-exempt income and net long-term capital gain (if any), would be taxable to unitholders as dividend income. In such a case, distributions from the Trust would not be deductible by the Trust in computing its taxable income. In addition, in order to requalify for taxation as a RIC, the Trust may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

Taxation of Trust Distributions. Distributions of investment income are generally taxable to unitholders as ordinary income. Taxes on distributions of capital gains are determined by how long the Trust owned the investments that generated them, rather than how long a unitholder has owned his or her units. In general, the Trust will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Trust’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain – the excess of net long-term capital gain over net short-term capital losses, in each case determined with reference to any loss carryforwards – that are properly reported by the Trust as capital gain dividends (“Capital Gain Dividends”) will be taxable to unitholders as long-term capital gains includible in net capital gain and may be taxable to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to unitholders as ordinary income. Unitholders will be notified annually as to the U.S. federal tax status of Trust distributions.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. The Trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Trust of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of Trust units. Unitholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Trust.

Distributions are taxable to unitholders even if they are paid from income or gains earned by the Trust before a unitholder’s investment (and thus were included in the price the unitholder paid for the Trust units). Investors should be careful to consider the tax implications of buying units of the Trust just prior to a distribution. The price of units purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable.

Disposition of Units. Upon a sale, exchange or other disposition of Trust units, a unitholder will generally realize a taxable gain or loss depending upon his or her basis in the units. Gain or loss will be treated as capital gain or loss if the units are capital assets in the unitholder’s hands, and generally will be long-term or short-term capital gain or loss depending upon the unitholder’s holding period for the units. Any loss realized on a sale, exchange or other disposition will be disallowed to the extent the units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the units are disposed of. In such a case, the basis of the units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a unitholder on the disposition of the Trust’s units held by the unitholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of Capital Gain Dividends received or treated as having been received by the unitholder with respect to such units.

Deductibility of Trust Expenses. Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases a unitholder may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Backup Withholding. The Trust may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to unitholders. Federal tax will be withheld if (1) the unitholder fails to furnish the Trust with the unitholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the unitholder or the Trust that the unitholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the unitholder fails to certify to the Trust that he or she is not subject to backup withholding. The current backup withholding rate is 28%. Any amounts withheld under the backup withholding rules may be credited against the unitholder’s U.S. federal income tax liability.

In order for a foreign investor to qualify for exemption from the backup withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in the Trust should consult their tax advisors in this regard.

Foreign Unitholders. Distributions that are properly designated as Capital Gain Dividends generally will not be subject to withholding of U.S. federal income tax, except as described below under “—FATCA” or above under “—Backup Withholding.” In general, dividends, other than Capital Gain Dividends, paid by the Trust to a unitholder that is not a “United States person” within the meaning of the Code (such unitholder, a “foreign unitholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains or foreign-source dividend and interest income) that, if paid to a foreign unitholder directly, would not be subject to withholding.

RICs generally are not required to withhold any amounts with respect to distributions of net short-term capital gains in excess of net long-term capital losses (other than distributions to an individual foreign investor who was present in the United States for a period or periods aggregating 183 days or more during the year of the distribution), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors. Foreign unitholders should contact their intermediaries regarding the application of these rules to their accounts.

If a foreign unitholder has a trade or business in the United States, and dividends from the Trust are effectively connected with the conduct by the beneficial holder of that trade or business, the dividends will generally be subject to U.S. federal income taxation at regular income tax rates and, in the case of a foreign corporation, may also be subject to a branch profits tax.

In general, except as described below under “—FATCA” or above under “—Backup Withholding,” a foreign unitholder is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of units of the Trust or on Capital Gain Dividends unless (i) such Capital Gain Dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States; or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

If a unitholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the unitholder in the United States.

Foreign unitholders should consult their tax advisors and, if holding units through intermediaries, their intermediaries, concerning the application of these rules to an investment in the Trust.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a unitholder), unless such institution enters into an agreement with the Treasury to collect and provide to the Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on  Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

The U.S. Treasury Department and the IRS have announced that withholding on payments of gross proceeds from a sale or redemption will only apply to payments made after December 31, 2018.  If we (or an applicable withholding agent) determine withholding under FATCA is appropriate, we (or such agent) will withhold tax at the applicable statutory rate, without being required to pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Unitholders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Trust.

Tax Shelter Disclosure. Under Treasury regulations, if a unitholder recognizes a loss on a disposition of the Trust’s units of $2 million or more for an individual unitholder or $10 million or more for a corporate unitholder (including, for example, an insurance company holding separate account), the unitholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, unitholders of a RIC are not excepted. This filing requirement applies even though, as a practical matter, any such loss would not, for example, reduce the taxable income of the unitholder. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Unitholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Expenses

The Trust will pay various expenses to conduct its operations. The “Fees and Expenses Table” shows the estimated amount of these expenses.

The sponsor will receive a fee for creating and developing the Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $5.12 per unit. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The Trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for the Trust in non-interest bearing accounts. The Trust will reimburse the portfolio consultant, supervisor, evaluator and sponsor for providing portfolio consulting services, supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to the Trust. All of these fees may adjust for inflation without your approval.

The Trust will pay its general operating expenses. The Trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, fees for on-going portfolio consulting services as well as licensing services, costs of taking action to protect the Trust, costs of indemnifying the trustee, the portfolio consultant, the evaluator and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. The Trust may pay the costs of updating its registration statement each year. If Trust income is insufficient to pay the Trust’s expenses, the Trust may sell securities to pay the Trust’s expenses.

The Trust is responsible for the annual operating expenses including the fee to the trustee, evaluator, general operating expenses, portfolio consulting and licensing fees. The Trust may pay the costs of updating its registration statement each year.  The sponsor may sell securities to pay the Trust’s expenses.

In addition, as part of organization costs, the Trust may be charged a one time licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research.

Legal matters

Morrison & Foerster LLP, New York, New York, acts as counsel for the Trust. Richards, Layton & Finger, P.A., as special Delaware counsel to the Trust, will give a legal opinion as to the validity of the units.

Independent Registered Public Accounting Firm

Grant Thornton LLP, 171 North Clark Street, Suite 200, Chicago, Illinois 60601, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that the Trust filed with the Commission. The Information Supplement, which was filed with the Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about the Trust. You can obtain the Information Supplement by contacting us or the Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

Report of Independent Registered Public Accounting Firm

UNITHOLDERS

Alaia Market Linked Trust, Series 4-1

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 9 and 10, of Alaia Market Linked Trust, Series 4-1 (the “Trust”) as of April 7, 2017, the initial date of deposit. The statement of financial condition is the responsibility of the Trust’s sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash deposited for the purchase of securities as shown in the statement of financial condition as of April 7, 2017. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alaia Market Linked Trust, Series 4-1 as of April 7, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois

April 7, 2017

STRATEGAS Policy Basket PORTFOLIO
ALAIA MARKET LINKED TRUST, SERIES 4-1
STATEMENT OF FINANCIAL CONDITION AS OF APRIL 7, 2017

ASSETS

Contracts to purchase underlying securities (1)(2)	$147,764
Cash	236
Total assets (1)(2)	$148,000

LIABILITIES AND INTEREST OF INVESTORS

Liabilities:

Organization costs (3)	787
Creation and development fees (4)	757
Total Liabilities	1,544

Interest of investors:

Cost to investors (6)	151,407
Less: Initial sales fee (5)(6)	3,407
Less: Creation and development fee	757
and organization costs (3)(4)	787

Net interest of investors	146,456

Total liabilities and interest of investors	$148,000

Number of units	148

Net asset value per unit	$989.57

(1)
Aggregated cost of the securities is based on the closing sale price evaluations as determined by the evaluator at the evaluation time on the most recent business day prior to the initial date of deposit.

(2)	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of securities in the Trust represented by purchase contracts.
(3)
A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $5.32 per unit for the Trust. A distribution will be made as of the earlier of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the Trust.

(4)
The Trust is committed to pay a creation and development fee of $5.12 per unit at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.

(5)
The total sales fee consists of a creation and development fee and an initial sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the creation and development fee. The maximum sales fee is 2.75% of the initial public offering price per unit. The creation and development fee is a fixed amount equal to $5.12 per unit.

(6)	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

Strategas Policy Basket Portfolio

Alaia Market Linked Trust, Series 4-1

(A unit investment trust that is a series of the Alaia Market Linked Trust)

Prospectus

April 7, 2017
Call us:
(203) 608-4578

Contact us by e-mail:
info@alaiacapital.com

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549

Visit:	http://www.sec.gov
(EDGAR Database)

Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)

Strategas Policy Basket Portfolio Alaia Market Linked Trust, Series 4-1
Securities Act file number: 333-215634
Investment Company Act file number: 811-23095

Strategas Policy Basket Portfolio

Alaia Market Linked Trust, Series 4-1

Information Supplement

This Information Supplement provides additional information concerning the trust series described in the prospectus for the Alaia Market Linked Trust (the “Alaia trust”) series identified above (the “Trust”). This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in the Trust.

It may not be used to offer or sell units of the Trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission (the “Commission”).

The information in this Information Supplement is subject to completion or amendment.  A registration statement relating to the units has been filed with the Commission, but has not yet become effective.  These units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This Information Statement shall not constitute an offer to sell or a solicitation of any offer to buy; nor shall there be any sale of these units in any state in which the offer or sale is not permitted.

Investors should obtain and read the prospectus prior to purchasing units of the Trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Alaia Capital, LLC at 10 Corbin Drive, Darien, Connecticut 06820 at (203) 608-4578 or by email at info@alaiacapital.com. This Information Supplement is dated as of the date of the prospectus.

Contents

General Information	2
Investment Objective and Policies	3
Risk Factors	4
Trust Administration	5
Portfolio Transactions and Brokerage Allocation	11
Purchase, Redemption and Pricing of Units	11
Performance Information	15

General Information

The Trust is one of a series of separate unit investment trusts created under the name Alaia trust and registered under the Investment Company Act of 1940. The Alaia trust was created as a Delaware statutory trust organized in series on the inception date described in the prospectus under the laws of the state of Delaware. The Alaia trust was formed under the master trust agreement (the “master trust agreement”) by and among Beech Hill Securities, Inc. (as depositor), Alaia Capital, LLC (as portfolio consultant, evaluator and supervisor) and The Bank of New York Mellon (as trustee).  For each separate trust series created under the master trust agreement by means of a series trust agreement (a “series trust agreement”), Beech Hill Securities, Inc. will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant, evaluator and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series.  Each series trust agreement incorporates the standard terms and conditions of trust for Alaia Market Linked Trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor.  Any reference below in this information supplement to the “trust agreement” means the master trust agreement and the applicable series trust agreement, as the context requires.

When the Trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the Trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the Trust. Additional units of the Trust may be issued from time to time by depositing in the Trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by the Trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into the Trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the principal amounts of debt securities and number of shares or, if applicable, options in the Trust. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the Trust will pay any associated brokerage fees. This may impact the proportional relationship of the securities and impact the Trust’s ability to achieve the investment objective.

The trustee has not participated in the selection of the securities deposited in the Trust and has no responsibility for the composition of the Trust’s portfolio.

Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in the Trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

The Trust consists of (a) the securities listed under “Portfolio” in the prospectus as may continue to be held from time to time in the Trust, (b) any additional securities acquired and held by the Trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the Trust. Neither the sponsor, the trustee nor the portfolio consultant shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in the Trust fail, the sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

Investment Objective and Policies

The investment objective of the Trust is described in the prospectus in the individual Trust section. The Trust invests in a portfolio consisting of the components described in the prospectus. There is, of course, no guarantee that the Trust will achieve its objective.

The Trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of the Trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of the Trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer or counterparty having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the portfolio consultant or the supervisor the retention of such securities would be detrimental to the Trust.

The sponsor may sell securities, designated by the portfolio consultant or the supervisor, from the Trust for the purpose of redeeming units of the Trust tendered for redemption and the payment of expenses.

In addition, if the Trust has elected to be taxed as a regulated investment company, the sponsor may dispose of certain securities and take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Code, and as may be needed from time to time to avoid the imposition of any tax on the Trust or undistributed income of the Trust as a regulated investment company.

Because certain of the securities in the Trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise be liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the sponsor, the portfolio consultant nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for the Trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to acquire other securities (“Replacement Securities”) to make up the original corpus of the Trust.

The Replacement Securities must be purchased within 30 days after deposit of the contract to purchase the Failed Securities and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be securities of the type selected for the Trust and must not adversely affect the federal income tax status of the Trust.

Whenever a Replacement Security is acquired for the Trust, the trustee shall notify all unitholders of the acquisition of the Replacement Security and shall, credit to the Capital Account the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in the Trust are acquired, the sponsor will have no power to vary the investments of the Trust, i.e., the sponsor will have no managerial power to take advantage of market variations to improve a unitholder’s investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders and the trustee will distribute the cash attributable to such Failed Securities to unitholders of record on the next following Record Date. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders.

To the best of the sponsor’s and portfolio consultant’s knowledge, there is no litigation pending as of the Trust’s inception in respect of any security that might reasonably be expected to have a material adverse effect on the Trust. At any time after the Trust’s inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor and the portfolio consultant are unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust. The sponsor, the portfolio consultant and the trustee shall not be liable in any way for any default, failure or defect in any security.

Risk Factors

Neither the sponsor nor the portfolio consultant actively manages the portfolio. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

Security prices will fluctuate. The value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuers or perceptions of the issuers, or economic conditions in general or specific to the issuers.

Each security held by the Trust will be subject to various business and market risks. Each issuer of a security is subject to various business and market risks that may adversely affect the security’s value. The prices of the underlying securities may be volatile and cannot be predicted. In addition, the securities, and therefore the units, are subject to market risk, and to economic, financial, political, regulatory, legal and other events that affect the markets. You should familiarize yourself with the business and market risks faced by the issuers and consider those risks, along with the risks described in this prospectus, when considering whether to invest in the units.

Equity security risk. Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry or sector of the market.

The Strategas methodology may not accurately measure lobbying intensity. None of the factors incorporated in the Strategas methodology is necessarily an indicator of earnings potential or positive performance of any of the securities held by the Trust.  There is no guarantee that any of the securities held by the Trust will maintain a high lobbying intensity throughout the term.

Small- and mid-cap company risk. The Trust may hold stocks of small- and mid-cap companies.  Stocks of small- and mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Small- and mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

Concentration risk.  The securities held by the Trust are concentrated in the industrials sector. Stock prices for the types of companies included in this sector are affected by supply and demand both for their specific product or service and for industrial sector products in general. Government regulation, world events and economic conditions, technological developments and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these companies. Transportation stocks, a component of the industrial sector, are cyclical and have occasional sharp price movements which may result from changes in the economy, fuel prices, labor agreements and insurance costs.  Because the portfolio is concentrated in the industrial sector, any economic or other conditions affecting this sector could adversely affect the units. In addition, a unit linked to a concentrated underlier may not perform as well as a unit linked to an underlier that is more diversified.

The securities held by the Trust include stocks, and the income stream produced by dividend payments, if any, is unpredictable.  The sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

Legislation/litigation risk. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. Neither the sponsor nor the portfolio consultant nor the Strategas methodology can predict the impact that any pending or proposed legislation or pending, threatened or potential litigation will have on the value of such securities.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust.

Beneficial tax treatment may change. Some potential tax benefits of the portfolio, such as foreign tax credits and qualified dividend status, associated with distributions from the portfolio companies are subject to frequent legislative and regulatory changes. A change in the treatment of distributions from the portfolio companies may affect the after-tax return on the investment.

Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Dilution risk. As the sponsor sells units, the size of the Trust will increase. The sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the sponsor creates units and the time the Trust buys the securities. The sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

Trust Administration

Distributions to Unitholders. Income received by the Trust, if any, is credited by the trustee to the income account for the Trust. All other receipts are credited by the trustee to a separate capital account for the Trust. The trustee will normally distribute any net income received by the Trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The Trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a “regulated investment company” for federal tax purposes. There is no assurance that any actual distributions will be made since any income received may be used to pay expenses. In addition, amounts from the capital account of the Trust, if any, will be distributed on any distribution date to the unitholders then of record subject to the minimum distribution amount. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the capital account and not distributed until the next distribution date applicable to the capital account. The trustee shall not be required to make a distribution from the capital account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per unit. The trustee is not required to pay interest on funds held in the capital or income accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Because income is not received by the Trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. A person who purchases units will commence receiving distributions, if any, only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received.

The trustee will periodically deduct from the income account of the Trust and, to the extent funds are not sufficient therein, from the capital account of the Trust amounts necessary to pay the expenses of the Trust. The trustee also may withdraw from said accounts such amounts, if any, as the sponsor deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the sponsor directs the trustee to return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the income and capital accounts of the Trust such amounts as may be necessary to cover redemptions of units.

Since the securities held by the Trust include stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of the Trust may be audited annually, at the Trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the Trust. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of the Trust a statement, covering the calendar year, setting forth for the Trust:

(A)          As to the income account:

(1)	the amount of income, if any, received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the income account for payment into the reserve account;

(4)
the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the portfolio consultant, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the Trust;

(5)
the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(6)	the deductions for payment of the depositor’s expenses of maintaining the registration of the Trust units, if any;

(7)	the aggregate distributions to unitholders, if any; and

(8)
the balance remaining after such deductions and distributions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)          As to the capital account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the income account;

(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the capital account for payments into the reserve account;

(4)
the deductions for payment of applicable taxes and fees and expenses of the trustee, the portfolio consultant, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the Trust;

(5)	the deductions for payment of the depositor’s expenses of organizing the Trust;

(6)
the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of deferred sales fee, if any, and creation and development fee, if any;

(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the Trust’s units, if any;

(9)	the aggregate distributions to unitholders, if any; and

(10)
the balance remaining after such distributions and deductions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)          the following information:

(1)	a list of the securities held as of the last business day of such calendar year, if any, and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last Trust evaluation of such Trust made during such calendar year;

(4)
the amounts actually distributed during such calendar year, if any, from the income and capital accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions; and

(5)	the deduction, if any, from the reserve account for payment of taxes or governmental charges.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate the Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust. No unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the trust agreement or dissolution of the Trust.

Amendment and Dissolution. The trust agreement may be amended from time to time by the sponsor, the portfolio consultant, the evaluator and supervisor and the trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the Commission, the Commodity Futures Trading Commission or any other governmental or self-regulatory agency with jurisdiction as to the Trust, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for the Trust to continue to qualify as a regulated investment company for federal income tax purposes if the Trust has elected to be taxed as such under the Code, or (b) to prevent the Trust from being deemed an association taxable as a corporation for federal income tax purposes if the Trust has not elected to be taxed as a regulated investment company under the Code.

The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities or the execution of any Derivative Agreement (as defined in the trust agreement) other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in the Trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the portfolio consultant, evaluator and sponsor nor the trustee or their respective successors may consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the Trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the Trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the Trust. The trustee will notify unitholders of the substance of any such amendment in the Trust’s annual report.

The trust agreement provides that the Trust shall dissolve upon the liquidation, redemption or other disposition of the last of the securities held in the Trust but in no event is it to continue beyond the Series Mandatory Dissolution Date. If the value of the Trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the Trust during the initial offering period), the sponsor and the portfolio consultant, jointly and severally, may direct the dissolution of the Trust. The Trust may be dissolved at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor and the portfolio consultant, jointly and severally, may dissolve the Trust if it is based on a security index and the index is no longer maintained. The Trust will be dissolved by the trustee, when directed by the sponsor and portfolio consultant, in the event that a sufficient number of units of the Trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If the Trust is dissolved because of the redemption of unsold units by the sponsor, the sponsor will, if not yet disbursed to selling firms, refund to each purchaser of units the entire sales fee paid by such purchaser.

Beginning nine business days prior to, but no later than, the Series Mandatory Dissolution Date described in the prospectus, the sponsor may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the Trust. The sponsor or the portfolio consultant may receive compensation in connection with such sales to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the dissolution proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after the Trust’s dissolution. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the dissolution proceedings.

After paying all expenses and charges incurred by the Trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the income and capital accounts of the Trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Alaia trust at approximately the time of the Series Mandatory Dissolution Date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of the Alaia trust will be offered for sale at that time, or if offered, that there will have reduced the sales fee or that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the Trust which, so long as the Depository Trust Company is acting, shall be solely its nominee, Cede & Co. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the Trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the Trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor and the portfolio consultant.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor and portfolio consultant, acting together, upon receiving notice of such resignation are obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor and portfolio consultant, jointly and severally, or if the sponsor and the portfolio consultant, jointly and severally, determine in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to the Trust, the sponsor and portfolio consultant, jointly and severally, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee, as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of the Trust is Beech Hill Securities, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor is registered under the Exchange Act as a broker-dealer. The sponsor is a member of the Financial Industry Regulatory Authority, Inc. The principal office of the sponsor is 880 Third Avenue, 16th Floor, New York, New York 10022.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the portfolio consultant may (a) appoint a successor sponsor, including a successor depositor who may be an affiliate of the portfolio consultant, at rates of compensation deemed by the portfolio consultant to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Commission, (b) terminate the trust agreement and dissolve any trust as provided therein, or (c) continue to act as trustee or portfolio consultant, as applicable, without terminating the trust agreement.

The Portfolio Consultant, Evaluator and Supervisor. Alaia Capital, LLC serves as portfolio consultant, evaluator and supervisor. The portfolio consultant, evaluator and supervisor may resign at any time. Each of the evaluator and supervisor may be removed by the depositor, jointly and severally with the portfolio consultant, or, if no depositor is acting, the trustee. In the event of a resignation of the portfolio consultant, evaluator and supervisor, the depositor, or, if no depositor is acting, the trustee, is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor. If upon resignation no successor has accepted appointment within thirty days after notice of resignation, the portfolio consultant shall act as evaluator and supervisor, as applicable. If no portfolio consultant is acting, then the evaluator or supervisor, as applicable, may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

Limitations on Liability. The sponsor, portfolio consultant, evaluator and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith, willful misconduct. The sponsor, portfolio consultant, evaluator and supervisor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith, willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith, willful misconduct or its reckless disregard for its obligations under the trust agreement.

Trust Expenses. The sponsor will not charge the Trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the Trust.

The sponsor will receive a fee for creating and developing the Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month until the end of the initial offering period, of which time the fee shall be computed on the basis of the units outstanding as of the end of the initial offering period until the following January 1. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the capital and income accounts since these accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the Trust is expected to result from the use of these funds.

The supervisor may charge the Trust a surveillance fee for services performed for the Trust in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For evaluation of the securities in the Trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For portfolio consulting services to the Trust, the portfolio consultant may receive a portfolio consulting fee. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

The trustee’s fee, supervisor’s fee, portfolio consultant’s fee and evaluator’s fee are deducted from the income account of the related trust to the extent funds are available and then from the capital account. Each such fee  may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by the Trust: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the Trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the Trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor and of the portfolio consultant, evaluator and supervisor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting unitholders upon dissolution of the trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the trustee, are secured by a lien on the Trust. If the balances in the income and capital accounts are insufficient to provide for amounts payable by the Trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. The Trust may pay the costs of updating its registration statement each year.

Portfolio Transactions and Brokerage Allocation

When the Trust sells Trust property, the composition and diversity of the Trust property in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the portfolio consultant to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of the Trust property, the portfolio consultant may direct that orders be placed with and brokerage commissions be paid to various brokers, including brokers which may be affiliated with the trustee, the sponsor, the portfolio consultant, or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of the Trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the total creation and development fee. The sales fee is set forth in the prospectus. The creation and development fee is a fixed dollar amount and will be collected as described in the prospectus. Units sold or redeemed prior to such time as the applicable creation and development fee has been collected will not be assessed the creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the Trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Commission and states, the initial audit of the Trust portfolio, legal fees, licensing fees, if any, and the initial fees and expenses of the trustee and the portfolio consultant. Certain broker-dealers may charge a transaction fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date the Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the designated time on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

The public offering price per unit of the Trust on the date of the prospectus or on any subsequent date will vary from the amount stated under “Summary Information” in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of the Trust’s portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding.

Evaluations of the securities and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the Trust’s inception date, effective for all sales made during the preceding 24-hour period.

The amount of net interest income which accrues per unit, if any, may change as securities mature or are redeemed, exchanged or sold, or as the expenses of the Trust change or the number of outstanding units of the Trust changes. We determined the initial prices of the securities shown under “Portfolio” in the prospectus on the date of the prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Commission becomes effective.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Exchange Act.

Comparison of Public Offering Price and Redemption Price. As of the Trust’s inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee. For a variety of reasons (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

Public Distribution of Units. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of the Trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including the Trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Profits of Sponsor. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of the Trust and may pay a portion or all of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the Trust. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in the Trust.

Market for Units. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the Trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the Trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the creation and development fee on such units has been collected will not be assessed the amount of the creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the IRS, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the IRS and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the income account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the capital account for the Trust.

The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold, the size of the Trust will be, and the diversity of the Trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption or dissolution may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or dissolution.

The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust agreement; or (3) for such other period as the Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price for units of the Trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A
Adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the Trust as determined by the evaluator as described above;

B.
Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the reserve account; (2) an amount representing estimated accrued fees and expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor, the portfolio consultant, the supervisor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust, provided that the redemption price will not be reduced by any creation and development fee or organization costs during the initial offering period; and

C.	Finally dividing the results of such computation by the number of units of the Trust outstanding as of the date thereof.

Retirement Plans. The Trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust may lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Performance Information

Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of the Trust strategy or the actual performance of the Trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of the Trust.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
 The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1
Master Trust Agreement by and among Beech Hill Securities, Inc., as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.1.1
Form of Standard Terms and Conditions of Trust for Alaia Market Linked Trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.1.2
Form of Series Trust Agreement by and among Beech Hill Securities, Inc., as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 1.1.2 to the registration statement on Form S-6 of Alaia Market Linked Trust (File No.:  333-206756) as filed on September 3, 2015)

1.2
Certificate of Incorporation of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(6)(a) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.3
Bylaws of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(6)(b) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

2.2
Form of Code of Ethics of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(11) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

3.1	Opinion of counsel as to legality of securities being registered

4.1	Consent of evaluator

4.2	Consent of independent auditors

6.1
List of Officers of Beech Hill Securities, Inc. (incorporated by reference to Exhibit E to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

99.1	Power of Attorney (previously filed)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Alaia Market Linked Trust has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 7th day of April, 2017.

Alaia Market Linked Trust

By Beech Hill Securities, Inc.

By:	/s/Vincent Iannuzzi
Name: Vincent Iannuzzi
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, Beech Hill Securities, Inc., has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 7th day of April, 2017.

Beech Hill Securities, Inc.

By:	/s/Vincent Iannuzzi
Name: Vincent Iannuzzi
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 7th day of April, 2017.

Title		Signature

Chief Executive Officer and Director		*
Name: Joseph B. Weiss

Chief Financial Officer, Principal Accounting
Officer and Director		/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi

Chairman of the Board of Directors		*
Name: Paul S. Cantor

*
Director		Name: Stephen Steglitz

	*By:	/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi Title: Attorney-in-Fact